Exhibit 10.30

Independent Director Compensation

EPL Intermediate, Inc. pays its independent directors a cash fee of $2,500 per day for attendance at meetings of the board of directors. Members of the audit committee and compensation committee who are independent directors receive the following fees for attending committee meetings that are held on days other than days when the board of directors meets: $2,000 per meeting to the Chairperson; $1,000 per meeting to other members.